Exhibit 99.3

Cenntro Electric Group Announces
First Half 2022 Unaudited Financial Results
1H22 net revenue increased by 105% year on year;
1H22 number of vehicles sold increased 23% year on year
Management to Host Conference Call on Tuesday, September 13 at 5:30 p.m. ET

FREEHOLD, N.J. - September 13, 2022 - Cenntro Electric Group Limited (NASDAQ: CENN) (“Cenntro” or “the Company”), a leading EV technology company with advanced, market- validated electric commercial vehicles (“ECVs”), today announced its financial results for the first half year ended June 30, 2022.

First Half 2022 Operational and Financial Highlights

•	The number of commercial vehicles sold was 337 units, an increase of 23% from 273 units sold in the same period of 2021.

•	Net revenue was $5.0 million, an increase of 105% from $2.5 million in the same period of 2021.

•	Cash and cash equivalents were $183.0 million as of June 30, 2022, compared with $2.0 million as of June 30, 2021.

“During the first half of 2022, we continued to execute on our strategic initiatives and grow our topline despite a challenging macroeconomic environment. Sales volume of our electric commercial vehicles reached 337 units, representing an increase of 23% year-over-year. Out of that, we sold 132 units of our newly launched Logistar 200 (the “LS 200”) model, which doubled our average selling price. This demonstrates our capabilities for executing our tiered product strategy while addressing various customer demands amidst global uncertainty,” said Peter Wang, Chief Executive Officer.

Mr. Wang continued, “We also made progress across multiple fronts during the first half of 2022. First, we introduced three new EV products, the Logistar 100 (the “LS 100”), Logistar 260 (the “LS 260”) for the European market and Logistar 400 (the “LS 400”) for the North American market. We have already begun receiving pre-orders for these new products. These new vehicles come with higher price points and will continue to improve our product mix. Second, we made the strategic decision to bring advanced battery technology and production in-house, which will strengthen our supply chain. Third, we started new vehicle assembly in the U.S. and Europe as well as began building out our EV distribution and services infrastructure. These initiatives set a strong foundation to accelerate our growth. Going forward, we believe our expanded product lineup and leading technology will position us well to capture tremendous growth opportunities in the transformation of the global commercial fleet industry to zero-emission vehicles.”

Edmond Cheng, Chief Financial Officer added, “Increased vehicle sales and improved product mix helped us achieve 105% year-over-year revenue growth for the first six months of 2022. These results reflect our continuous investment in product development and partnership with the right OEMs to enhance our product offerings to meet market demand. We have also stepped up our investment in sales and marketing, infrastructure, and research & development to support our growth objectives. However, in light of the uncertain macroeconomic environment, we will remain cautious in managing our expenditures and working capital in order to preserve strong balance sheet.”

Recent Developments & First Half 2022 Business Highlights

•
New Vehicle Development: EPA certification for LS 400 is expected by end of September 2022 while its pilot production has started; LS 100 rolled off from production lines and received EU Type Approval; LS 260 received EU type approval and production has commenced.

The LS 400 is designed primarily for urban delivery and services to cover two significant markets that include last mile delivery and vocational fleets and upfitters. The Company has showcased the LS 400 series at various key industry events and exhibitions that have led to significant interest.

Cenntro’s first LS 100 rolled off the production line with deliveries to Europe scheduled in the mid September with launches in the Asian, Caribbean, and South American markets to follow. The LS 100 is a versatile, compact light cargo van purpose-built to serve diverse commercial applications, especially in urban areas with high population density.

The LS 260 is a new addition to the Logistar series. This new vehicle will be targeted toward a wide range of applications in the trades, couriers, express and parcel services, logistics solutions, and facility management segments, with initial deliveries to Europe scheduled in September.

The Company has opened the order books for LS100, LS 260 and LS 400 models.

•
Launch of Lithium Battery Project: The construction of battery factory building was completed, and internal renovation has been progressing; Proprietary production machinery has already been tested and validated; Filing for three patents.

Given the backdrop of increased battery costs and global supply chain challenges, Cenntro set up a unit, Cennatic Power Inc., to produce advanced lithium-ion batteries for its ECVs to secure and stabilize its battery supply. Bringing production of essential battery technologies and manufacturing process in-house will enable the Company to expedite the development of ECVs, reduce supply chain dependency on China, and lower battery cell costs.

•
Launch of Vehicle Assembly in U.S. and Europe: The European assembly factory in Germany is fully functional; Pilot assembly scaled in the New Jersey facility; Florida assembly capability will be ready soon.

The additional vehicle assembly in the U.S. and Europe will boost the Company’s total manufacturing or assembly plants to five. Assembly strategy and capacity is on track to serve growing demands for its ECVs.

•
Building Vehicle Distribution and Service Infrastructure: Establishing EV centers with focus on the U.S. and European markets; Developing and setting up parts distribution warehouses; Signing up distributors/dealers/value-added resellers.

Cenntro is also establishing EV centers across the U.S., Poland, Germany, Spain, Morocco and Jamaica to align with its go-to-market strategy for new growth.

Cenntro has initiated the transition from private label distribution to a direct B2B marketing and sales team in North America. The Company will assemble its Metro product in-house and market Metro directly to its distributors in the U.S. Cenntro has ended its channel distribution partnerships in the U.S. and will now have full control over the production and sales in order to assure product quality, reduce the overhead and boost brand awareness.

First Half 2022 Financial Results

Net Revenues

Net revenue was $5.0 million in the first half of 2022, an increase of 105% from $2.5 million in the first half of 2021. The increase was due to both a 23% growth in sales volume as well as an improvement of the average selling price (“ASP”) from $7,354 in primarily selling Metro Car Kits last year to $14,400 in the improved product mix to include 132 units of LS 200 at a much higher ASP.

Gross profit

Gross profit was $0.53 million in the first half of 2022, an increase of 18% from $0.45 million in the first half of 2021. Gross margin was 10.6% in the first half of 2022, compared with 18.3% in the first half of 2021. The change in gross margin was primarily due to both the inflation pressure on input costs such as battery and the shipping costs, especially as shipping costs of a 40-foot container to Hamburg or New York have risen to a high of $20,000 for the first half of 2022 from the average of $2,000 for the same period last year. Recently in August, the average cost of shipping the same 40-foot container has come down to $5,000.

Operating expenses

Total operating expenses were $24.7 million in the first half of 2022, compared with $5.0 million in the first half of 2021. The increase was primarily driven by headcount growth and higher legal and compliance costs to support our growth as a public company. In addition, in the first half of 2022, we also incurred non-recurring fees and expenses of approximately $6.5 million related the compensation to certain directors for their past services to the Company and a non-recurring expense of approximately $1.8 million for compensation in 2022 related to FOH divestiture. Excluding these one-time costs, our operating expenses in the first half of 2022 would have been $16.4 million.

Net income (loss)

Net loss was $23.1 million in the first half of 2022, compared with net loss of $4.5 million in the first half of 2021.

Adjusted EBITDA1

Adjusted EBITDA was negative $12.9 million in the first half of 2022, compared with Adjusted EBITDA of negative $3.0 million in the first half of 2021.

Cash and cash equivalents balances

Cash and cash equivalents were $183.0 million as of June 30, 2022, compared with $2.0 million as of June 30, 2021.

First Half 2022 Results Conference Call

Cenntro Electric Group CEO Peter Wang, and CFO Edmond Cheng will host a conference call followed by a question-and-answer session on Tuesday, September 13, 2022 at 5:30 p.m. Eastern time to discuss its financial results for the six-month period ended June 30, 2022.

Please register in advance of the conference call using the link provided below. Conference access information will be provided upon registration. Participant Online Registration: https://s1.c-conf.com/diamondpass/10025106-fmsn3a1.html

The conference call will be broadcast live and available for replay at https://edge.media- server.com/mmc/p/qrrriixa and via the investor relations section of the Company's website at ir.cenntroauto.com. A replay of the conference call will be available after 9:30 p.m. Eastern time through September 21, 2022.

US/Canada	+1 855-883-1031
Australia	+61 7 3107-6325
Hong Kong	+852 800930639
Mainland China	+86 4001209216

1 Represents a non-GAAP financial measure. For additional information about non-GAAP measures, including, where applicable, reconciliations to the most directly comparable financial measures presented in accordance with U.S. GAAP, please see “Non-GAAP Measures” below.

Replay PIN	10025106

About Cenntro Electric Group Ltd.

Cenntro Electric Group Ltd. (or "Cenntro") (NASDAQ: CENN) is a leading designer and manufacturer of electric light and medium-duty commercial vehicles. Cenntro's purpose-built ECVs are designed to serve a variety of organizations in support of city services, last-mile delivery, and other commercial applications. Cenntro plans to lead the transformation in the automotive industry through scalable, decentralized production, and smart driving solutions empowered by the Cenntro iChassis. As of December 31, 2021, Cenntro has sold or put into service more than 3,700 vehicles in over 25 countries across North America, Europe, and Asia. For more information, please visit Cenntro's website at: www.cenntroauto.com.

Forward-Looking Statements

This communication contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. Such statements may be, but need not be, identified by words such as "may,'' "believe,'' "anticipate,'' "could,'' "should,'' "intend,'' "plan,'' "will,'' "aim(s),'' "can,'' "would,'' "expect(s),'' "estimate(s),'' "project(s),'' "forecast(s)'', "positioned,'' "approximately,'' "potential,'' "goal,'' "strategy,'' "outlook'' and similar expressions. Examples of forward-looking statements include, among other things, statements regarding assembly and distribution capabilities, decentralized production, and fully digitalized autonomous driving solutions. All such forward-looking statements are based on management's current beliefs, expectations, and assumptions, and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. For additional risks and uncertainties that could impact Cenntro's forward-looking statements, please see disclosures contained in Cenntro's public filings with the Securities and Exchange Commission (the “SEC”), including the "Risk Factors" in Cenntro's Annual Report on Form 20-F filed with the SEC on April 25, 2022 and which may be viewed at www.sec.gov.

For Cenntro’s financial statements, please refer to the Company’s current report on Form 6-K filed with the SEC on September 13, 2022.

Company Contact:
PR@cenntroauto.com
IR@cenntroauto.com